SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

25 October 2017

 LLOYDS BANKING GROUP plc

 (Translation of registrant's name into English)

5th Floor

25 Gresham Street

London

EC2V 7HN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Index to Exhibits

Item

No. 1
Regulatory News Service Announcement, dated 25 October 2017

re: 3rd Quarter Results

Lloyds Banking Group plc

Q3 2017 Interim Management Statement

25 October 2017

HIGHLIGHTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2017

Strong financial performance with improved profit and returns on both an underlying and statutory basis

● Underlying profit for the nine months of £6.6 billion, 8 per cent higher than the previous year, with an underlying return on tangible equity of 16.2 per cent

● Strong third quarter with income up 8 per cent driven by organic growth and MBNA

● Total income for the nine months 6 per cent higher with improved net interest income and other income; net interest margin increased to 2.85 per cent

● Positive operating jaws; market-leading cost:income ratio improved to 45.9 per cent

● Asset quality remains strong with impairment charge of £538 million; asset quality ratio of 16 basis points

● Statutory profit before tax 38 per cent higher at £4.5 billion with return on tangible equity of 10.5 per cent

● Strong capital generation of c.185 basis points with a CET1 ratio of 14.9 per cent, pre dividend

● Capital requirements continue to evolve and seeing some upward pressure

Our differentiated UK focused business model continues to deliver with the UK economy remaining resilient; well positioned for future growth

● UK’s largest and top-ranked digital bank; 13.2 million online customers, of which 9 million active mobile customers

● MBNA integration now expected to complete by end of Q1 2019, ahead of schedule

● Announced the acquisition of Zurich’s UK workplace pensions and savings business

● Continued lending growth in targeted segments including the open mortgage book

● Improved credit ratings from Moody’s: Lloyds Bank upgraded to Aa3 and Lloyds Banking Group upgraded to A3

● New organisational structure implemented ahead of announcement of strategic review in February

Improved financial guidance for capital and net interest margin with longer term guidance maintained

● Capital generation in 2017 now expected to be between 225 and 240 basis points and will mitigate upward pressure on capital requirements

● Net interest margin expected to be stable in the fourth quarter and for the year to be around 2.85 per cent

● Asset quality ratio for the year expected to be less than 20 basis points

GROUP CHIEF EXECUTIVE’S STATEMENT

In the first nine months of the year we have delivered strong financial performance with increased underlying and statutory profit, a significant improvement in returns and strong capital generation. These results highlight the strength of our customer focused, simple and low risk business model and the benefits of our competitive advantage in the UK. Asset quality remains strong, reflecting our prudent approach to risk, while the UK economy remains resilient.

We continue to focus on supporting people, businesses and communities, as set out in our Helping Britain Prosper Plan while making good progress against our strategic priorities of creating the best customer experience; becoming simpler and more efficient; and delivering sustainable growth. We are ahead of schedule with the integration of MBNA and now expect completion in the first quarter of 2019. We have also recently announced the acquisition of Zurich’s UK workplace pensions and savings business which is in line with the Group’s targeted growth strategy and accelerates the development of our financial planning and retirement business. A new organisational structure has also been implemented ahead of the announcement of our strategic review in February.

We have announced improved financial targets for 2017, reflecting the strong financial performance in the year, and we remain on track to deliver our longer term guidance.
António Horta-Osório
Group Chief Executive

CONSOLIDATED INCOME STATEMENT − UNDERLYING BASIS

	Nine	Nine		Three	Three
	months	months		months	months
	ended	ended		ended	ended
	30 Sept	30 Sept		30 Sept	30 Sept
	2017	2016	Change	2017	2016	Change
	£ million	£ million	%	£ million	£ million	%

Net interest income	9,117	8,630	6	3,192	2,848	12
Other income	4,776	4,520	6	1,428	1,427	–
Total income	13,893	13,150	6	4,620	4,275	8
Operating lease depreciation	(769)	(669)	(15)	(274)	(241)	(14)
Net income	13,124	12,481	5	4,346	4,034	8
Operating costs	(6,019)	(5,959)	(1)	(2,001)	(1,918)	(4)
Impairment	(538)	(449)	(20)	(270)	(204)	(32)
Underlying profit	6,567	6,073	8	2,075	1,912	9

Volatility and other items	(482)	(1,198)		(124)	49
PPI provision	(1,050)	(1,000)		–	(1,000)
Other conduct provisions	(540)	(610)		–	(150)
Statutory profit before tax	4,495	3,265	38	1,951	811	141
Taxation	(1,386)	(1,189)		(481)	(592)
Profit for the period	3,109	2,076	50	1,470	219	571

Earnings per share	3.9p	2.5p	56	1.9p	0.2p	850

Banking net interest margin	2.85%	2.72%	13bp	2.90%	2.69%	21bp
Average interest-earning assets	£433bn	£437bn	(1)	£438bn	£436bn	1
Cost:income ratio	45.9%	47.7%	(1.8)pp	46.0%	47.5%	(1.5)pp
Asset quality ratio	0.16%	0.14%	2bp	0.24%	0.18%	6bp
Return on risk-weighted assets	4.06%	3.64%	42bp	3.79%	3.42%	37bp
Underlying return on tangible equity	16.2%	14.8%	1.4pp	15.6%	12.3%	3.3pp
Return on tangible equity	10.5%	7.6%	2.9pp	15.3%	2.2%	13.1pp

BALANCE SHEET AND KEY RATIOS

	At 30 Sept	At 30 June	Change	At 31 Dec	Change
	2017	2017	%	2016	%

Loans and advances to customers1	£455bn	£453bn	–	£450bn	1
Customer deposits2	£413bn	£417bn	(1)	£413bn	–
Loan to deposit ratio	110%	109%	1pp	109%	1pp
Total assets	£811bn	£815bn	–	£818bn	(1)
CET1 ratio pre 2017 dividend accrual3	14.9%	14.0%	0.9pp	13.8%	1.1pp
CET1 ratio3	14.1%	13.5%	0.6pp	13.8%	0.3pp
Transitional total capital ratio	21.2%	20.8%	0.4pp	21.4%	(0.2)pp
UK leverage ratio3,4	5.4%	5.2%	0.2pp	5.3%	0.1pp
Risk-weighted assets	£217bn	£218bn	–	£216bn	1
Tangible net assets per share	53.5p	52.4p	1.1p	54.8p	(1.3)p

1	Excludes reverse repos of £14.1 billion (30 June 2017: £11.4 billion; 31 December 2016: £8.3 billion).
2	Excludes repos of £0.7 billion (30 June 2017: £1.0 billion; 31 December 2016: £2.5 billion).
3
The CET1 and leverage ratios at 30 June 2017 and 31 December 2016 were reported on a pro forma basis, separately reflecting the dividends paid by the Insurance business in July 2017 (in relation to 2017 interim earnings) and February 2017 (in relation to 2016 full year earnings).

4	Calculated in accordance with the UK Leverage Ratio Framework. Excludes qualifying central bank claims.

REVIEW OF FINANCIAL PERFORMANCE

Strong financial performance with improved profit and returns on both an underlying and statutory basis
Underlying profit in the nine months to 30 September was £6,567 million, 8 per cent higher than the first nine months of 2016 with higher income, positive operating jaws and strong asset quality. Underlying profit in the third quarter was very strong at £2,075 million, 9 per cent higher than the same period in 2016, reflecting a 12 per cent increase in net interest income.

Statutory profit before tax of £4,495 million in the nine months was 38 per cent higher driven by increased underlying profit and lower volatility and other items, which in 2016 included the charge on redemption of the ECNs. Statutory profit after tax was £3,109 million, an increase of 50 per cent compared with a year ago and the return on tangible equity improved to 10.5 per cent (2016: 7.6 per cent).

The Group generated c.185 basis points of CET1 capital in the first nine months of the year with c.85 basis points generated in the third quarter. The CET1 ratio at 30 September after accruing for dividends was 14.1 per cent (31 December 2016: 13.8 per cent pro forma) and the tangible net assets per share were 53.5 pence.

Total income
	Nine	Nine		Three	Three
	months	months		months	months
	ended	ended		ended	ended
	30 Sept	30 Sept		30 Sept	30 Sept
	2017	2016	Change	2017	2016	Change
	£ million	£ million	%	£ million	£ million	%

Net interest income	9,117	8,630	6	3,192	2,848	12
Other income	4,776	4,520	6	1,428	1,427	–
Total income	13,893	13,150	6	4,620	4,275	8
Operating lease depreciation1	(769)	(669)	(15)	(274)	(241)	(14)
Net income	13,124	12,481	5	4,346	4,034	8

Banking net interest margin	2.85%	2.72%	13bp	2.90%	2.69%	21bp
Average interest-earning assets	£433.4bn	£436.6bn	(1)	£438.3bn	£435.9bn	1

1	Net of gains on disposal of leased assets.

Total income of £13,893 million increased by 6 per cent in the nine months, with growth in both net interest and other income. Total income in the third quarter was 8 per cent higher than the prior year, reflecting strong growth in net interest income, including £186 million from MBNA, and stable other income.

Net interest income was £9,117 million, an increase of 6 per cent compared with 2016, reflecting a 13 basis point improvement in net interest margin to 2.85 per cent, partly offset by a 1 per cent reduction in average interest-earning assets. The improvement in margin continues to be driven by lower deposit and wholesale funding costs which more than offset continued pressure on asset margins. The period also includes a 5 basis point benefit from MBNA. Average interest-earning assets were 1 per cent lower than in the same period of 2016, reflecting lower balances in run-off, global corporates and closed book mortgages. In the third quarter average interest-earning assets were 2 per cent higher than the second quarter, driven by the impact of consolidating MBNA and growth in key lending segments.

The Group now expects the net interest margin to be stable in the fourth quarter at around 2.90 per cent and for the full year net interest margin to be around 2.85 per cent.

The Group manages the risk to its capital and earnings from movements in interest rates centrally by hedging liabilities which are stable or less sensitive to movements in rates. These liabilities include certain current account and savings balances, together with the Group’s equity. As at 30 September the Group’s hedge had a nominal balance of £165 billion (30 June 2017: £143 billion; 31 December 2016: £111 billion), broadly in line with the underlying hedgeable balances. The hedge had an average duration of c.3 years and an earning rate of approximately 1.3 per cent over LIBOR (nine months to 30 September 2016: 1.6 per cent over LIBOR). The benefit from the hedge in the first nine months was £1.4 billion over LIBOR (nine months to 30 September 2016: £1.3 billion).

Other income was £4,776 million in the first nine months, an increase of 6 per cent compared with 2016 and included the £146 million gain on sale of the Group’s interest in VocaLink recognised in the second quarter. Performance remains resilient with the increase driven by growth in the Lex Autolease business and strong performance in Commercial Banking. Other income in the quarter of £1,428 million was in line with the same period last year. As previously stated in 2016 given the economic climate, the Group does not expect to hold all gilts to maturity. The Group has continued to reduce the size of its gilt and other available-for-sale liquid asset holdings, and has sold c.£9 billion so far in 2017, realising gains of £200 million (2016: c.£4 billion, realising gains of £98 million).

Operating costs
	Nine	Nine		Three	Three
	months	months		months	months
	ended	ended		ended	ended
	30 Sept	30 Sept		30 Sept	30 Sept
	2017	2016	Change	2017	2016	Change
	£ million	£ million	%	£ million	£ million	%

Operating costs	6,019	5,959	(1)	2,001	1,918	(4)
Cost:income ratio	45.9%	47.7%	(1.8)pp	46.0%	47.5%	(1.5)pp
Operating jaws	4%
Simplification savings annual run-rate	1,291	774

Operating costs were £6,019 million, £60 million higher than 2016 with the increase entirely due to MBNA operating costs of £69 million for the period. Excluding MBNA, operating costs were down year-on-year.

The Group continues to invest significant amounts in developing its digital capability and further simplifying its processes, and delivered further efficiency savings through the Simplification programme in the period. The annual Simplification run-rate savings achieved by the end of September were £1.3 billion against a targeted £1.4 billion by the end of the year.

The cost:income ratio improved to 45.9 per cent (2016: 47.7 per cent) with positive operating jaws in the period of 4 per cent. The Group continues to expect this ratio to be around 45 per cent exiting 2019, with reductions every year.

Impairment
	Nine	Nine		Three	Three
	months	months		months	months
	ended	ended		ended	ended
	30 Sept	30 Sept		30 Sept	30 Sept
	2017	2016	Change	2017	2016	Change
	£ million	£ million	%	£ million	£ million	%

Impairment charge	538	449	(20)	270	204	(32)
Asset quality ratio	0.16%	0.14%	2bp	0.24%	0.18%	6bp
Gross asset quality ratio	0.26%	0.26%	–	0.31%	0.27%	4bp

	At 30 Sept	At 30 June			At 31 Dec
	2017	2017	Change		2016	Change

Impaired loans as a % of closing advances	1.7%	1.8%	(0.1)pp		1.8%	(0.1)pp
Provisions as a % of impaired loans	44.6%	43.4%	1.2pp		43.4%	1.2pp

Asset quality remains strong and the loan portfolios are well positioned, reflecting the Group’s continued prudent approach to credit risk appetite.

The asset quality ratio for the nine months increased to 16 basis points, reflecting the expected lower provision write-backs and releases. The gross asset quality ratio remained unchanged at 26 basis points, reflecting strong asset quality and despite a single large corporate impairment in the third quarter and the impact of MBNA.

The UK housing market has been resilient and overall credit performance in the mortgage book remains stable. The Motor Finance book benefits from conservative residual values and prudent provisioning with stable credit performance. The credit card book continued to perform strongly, with reductions in persistent debt, and benefiting from a conservative risk appetite. The MBNA portfolio is performing in line with both the Group’s expectations and the existing credit card book.

The Group continues to expect the full year asset quality ratio to be less than 20 basis points in 2017.

Impaired loans as a percentage of closing advances improved to 1.7 per cent compared with June 2017 and provisions as a percentage of impaired loans increased to 44.6 per cent.

Statutory profit
	Nine	Nine		Three	Three
	months	months		months	months
	ended	ended		ended	ended
	30 Sept	30 Sept		30 Sept	30 Sept
	2017	2016	Change	2017	2016	Change
	£ million	£ million	%	£ million	£ million	%

Underlying profit	6,567	6,073	8	2,075	1,912	9
Volatility and other items
Enhanced Capital Notes	–	(790)		–	–
Market volatility and asset sales	256	393		120	266
Amortisation of purchased intangibles	(64)	(255)		(26)	(87)
Restructuring costs	(469)	(390)		(148)	(83)
Fair value unwind and other	(205)	(156)		(70)	(47)
	(482)	(1,198)		(124)	49
PPI provision	(1,050)	(1,000)		–	(1,000)
Other conduct provisions	(540)	(610)		–	(150)
Statutory profit before tax	4,495	3,265	38	1,951	811	141
Taxation	(1,386)	(1,189)		(481)	(592)
Profit for the period	3,109	2,076	50	1,470	219	571

Statutory profit before tax increased 38 per cent to £4,495 million (2016: £3,265 million) and statutory profit after tax increased 50 per cent to £3,109 million (2016: £2,076 million). These increases were driven by increased underlying profit and lower volatility and other items, which in 2016 included the charge on redemption of the ECNs.

Market volatility and asset sales of £256 million included positive insurance volatility of £217 million. The credit of £393 million in 2016 included the £484 million gain on sale of the Group’s interest in Visa Europe.

The amortisation of purchased intangibles was lower at £64 million (2016: £255 million) as certain intangible assets are now fully amortised.

Restructuring costs increased to £469 million (2016: £390 million) and comprised costs relating to the Simplification programme, the rationalisation of the non-branch property portfolio, implementation of the ring-fencing requirements and MBNA integration costs.

The charges for PPI and other conduct reflect the provisions taken in the first half of the year with no additional charges taken in the third quarter. The outstanding PPI balance sheet provision at the end of September was £2.3 billion. PPI claim levels increased as expected in the third quarter following the FCA advertising campaign, reaching c.16,000 per week and have now reduced to c.11,000 per week, above our assumed run-rate of c.9,000 per week.

Taxation
The tax charge of £1,386 million represents an effective tax rate of 31 per cent (2016: 36 per cent) which is above the Group’s medium term expectation of around 27 per cent as a result of the non-deductibility of conduct provisions.

Return on tangible equity
The return on tangible equity for the first nine months improved to 10.5 per cent (2016: 7.6 per cent) reflecting the significant increase in statutory profit after tax in the period. The Group continues to expect to generate a statutory return on tangible equity of between 13.5 and 15.0 per cent in 2019, and delivered statutory returns above this range in the third quarter.

Balance sheet
	At 30 Sept	At 30 June	Change	At 31 Dec	Change
	2017	2017	%	2016	%

Loans and advances to customers1	£455bn	£453bn	–	£450bn	1
Customer deposits2	£413bn	£417bn	(1)	£413bn	–
Loan to deposit ratio	110%	109%	1pp	109%	1pp

Wholesale funding	£99bn	£102bn	(4)	£111bn	(11)
Wholesale funding <1 year maturity	£27bn	£30bn	(11)	£35bn	(23)
Of which money-market funding <1 year maturity3	£15bn	£17bn	(11)	£14bn	9
Liquidity coverage ratio – eligible assets	£119bn	£122bn	(3)	£121bn	(1)

CET1 ratio pre 2017 dividend accrual4	14.9%	14.0%	0.9pp	13.8%	1.1pp
CET1 ratio4	14.1%	13.5%	0.6pp	13.8%	0.3pp
UK leverage ratio4,5	5.4%	5.2%	0.2pp	5.3%	0.1pp
Dividends per share – ordinary (interim/full year)	−	1.0p		2.55p
Dividends per share – special	−	−		0.50p
Tangible net assets per share	53.5p	52.4p	1.1p	54.8p	(1.3)p

1	Excludes reverse repos of £14.1 billion (30 June 2017: £11.4 billion; 31 December 2016: £8.3 billion).
2	Excludes repos of £0.7 billion (30 June 2017: £1.0 billion; 31 December 2016: £2.5 billion).
3
Excludes balances relating to margins of £3.1 billion (30 June 2017: £2.9 billion; 31 December 2016: £3.2 billion) and settlement accounts of £1.2 billion (30 June 2017: £1.2 billion; 31 December 2016: £1.8 billion).

4
The CET1 and leverage ratios at 30 June 2017 and 31 December 2016 were reported on a pro forma basis, separately reflecting the dividends paid by the Insurance business in July 2017 (in relation to 2017 interim earnings) and February 2017 (in relation to 2016 full year earnings).

5	Calculated in accordance with the UK Leverage Ratio Framework. Excludes qualifying central bank claims.

Loans and advances to customers, at £455 billion, increased by £2 billion compared to 30 June 2017 and by £5 billion since the start of the year. The growth on the quarter was driven by a number of areas, principally open book mortgage balances, up by £0.8 billion, and UK Motor Finance, up by £0.6 billion. This was partly offset by the continued reduction in closed book mortgages and lower run-off balances. The Group continues to expect open book mortgage balances at the end of 2017 to be slightly above 2016.

Wholesale funding was lower at £99 billion (30 June 2017: £102 billion). The Group has continued to draw down the Bank of England’s term funding scheme with £18 billion drawn as at 30 September. The Group drew down an additional £2 billion in October and has now fully utilised its £20 billion capacity. The Group continues to meet the Liquidity Coverage Ratio (LCR) requirements, with a ratio in excess of 100 per cent.

In the first nine months of 2017 the Group issued £4.1 billion (sterling equivalent) of senior unsecured securities from Lloyds Banking Group plc which, while not included in total capital, are eligible to meet MREL. Combined with previous issuances made during 2016 the Group remains well positioned to meet MREL requirements from 2020 and, as at 30 September 2017, had a transitional MREL ratio of 23.7 per cent.

Capital
In the quarter we have seen improved capital generation and some upward pressure on capital requirements. Capital generation in the quarter was strong at c.85 basis points with the CET1 ratio strengthening to 14.9 per cent pre 2017 dividends. In the quarter c.60 basis points was from underlying capital generation with c.5 basis points from movements in risk-weighted assets and c.20 basis points from market and other movements. As a result of this performance, the Group now expects to generate between 225 and 240 basis points of capital this year and continues to expect to generate 170 to 200 basis points per annum on an ongoing basis.

The Group’s current view of the appropriate level of CET1 capital required to grow the business, meet regulatory capital requirements and cover uncertainties is around 13 per cent. Capital requirements however continue to evolve and during the third quarter the Prudential Regulation Authority (PRA) has increased the Pillar 2A CET1 requirement from 2.5 per cent to 3 per cent. The additional Pillar 2A capital will be held at year end and as a consequence, while other elements are still uncertain, there is upward pressure on the Group’s overall capital requirement of around 13 per cent.

The Group is awaiting guidance on the PRA Buffer and will provide an update on capital requirements with the full year results. The Group however still expects to deliver a progressive and sustainable ordinary dividend for the full year and the Board will give due consideration at the year end to the distribution of surplus capital through the use of special dividends or share buy backs.

Tangible net assets per share
Tangible net assets per share increased to 53.5 pence (30 June 2017: 52.4 pence). The increase was due to the Group’s strong financial performance in the quarter (2.0 pence) and positive reserve movements (0.1 pence) offset by the payment of the interim dividend in September. The positive reserve movements were driven by favourable movements in the defined benefit pension scheme, due to improved asset returns, more than offsetting the fall in the cashflow hedge reserve as a result of changes to interest rate expectations.

IFRS 9
The Group’s IFRS 9 implementation is nearing completion, including embedding of the new systems and processes. It is currently expected that the CET1 capital impact before any transitional relief will be a reduction of between 10 to 30 basis points after taking account of any offset against regulatory expected losses, mainly as a result of additional impairment provisions. As a consequence, on transition IFRS 9 is not expected to have a material impact on the Group‘s capital position.

Credit ratings
At the end of September the credit rating for Lloyds Bank plc was upgraded by one notch to Aa3 by Moody’s. This reflected improvements in asset risk and capital levels combined with an expectation of improving profitability as conduct charges decrease. The Lloyds Banking Group plc (HoldCo) rating was also upgraded by one notch to A3 as a result.

STATUTORY CONSOLIDATED INCOME STATEMENT AND BALANCE SHEET (UNAUDITED)

	Nine	Nine
	months	months
	ended	ended
	30 Sept	30 Sept
	2017	2016
Income statement	£ million	£ million

Net interest income	8,206	6,857
Other income, net of insurance claims	5,794	5,995
Total income, net of insurance claims	14,000	12,852
Total operating expenses	(9,051)	(9,041)
Impairment	(454)	(546)
Profit before tax	4,495	3,265
Taxation	(1,386)	(1,189)
Profit for the period	3,109	2,076

Profit attributable to ordinary shareholders	2,752	1,693
Profit attributable to other equity holders1	312	307
Profit attributable to equity holders	3,064	2,000
Profit attributable to non-controlling interests	45	76
Profit for the period	3,109	2,076

	At 30 Sept	At 31 Dec
	2017	2016
Balance sheet	£ million	£ million

Assets
Cash and balances at central banks	49,771	47,452
Trading and other financial assets at fair value through profit or loss	161,685	151,174
Derivative financial instruments	27,143	36,138
Loans and receivables	480,339	488,257
Available-for-sale financial assets	47,127	56,524
Other assets	44,897	38,248
Total assets	810,962	817,793

Liabilities
Deposits from banks	28,808	16,384
Customer deposits	413,948	415,460
Trading and other financial liabilities at fair value through profit or loss	54,722	54,504
Derivative financial instruments	27,660	34,924
Debt securities in issue	70,143	76,314
Liabilities arising from insurance and investment contracts	116,507	114,502
Subordinated liabilities	18,020	19,831
Other liabilities	31,952	37,059
Total liabilities	761,760	768,978

Shareholders’ equity	43,379	43,020
Other equity instruments	5,355	5,355
Non-controlling interests	468	440
Total equity	49,202	48,815
Total equity and liabilities	810,962	817,793

1
The profit after tax attributable to other equity holders of £312 million (nine months to 30 September 2016: £307 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £75 million (nine months to 30 September 2016: £61 million).

NOTES

1.
Summary of movements in total equity
	Shareholders’equity	Otherequityinstruments	Non-controllinginterests	Totalequity
	£m	£m	£m	£m

Balance at 1 January 2017	43,020	5,355	440	48,815

Profit for the period	3,064	–	45	3,109
Other comprehensive income
Post-retirement defined benefit pension schemeremeasurements, net of tax	343	–	–	343
Movements in revaluation reserve in respect ofavailable-for-sale financial assets, net of tax	57	–	–	57
Gains and losses attributable to own credit risk, net of tax	(25)	–	–	(25)
Movements in cash flow hedging reserve, net of tax	(767)	–	–	(767)
Currency translation differences and other	(19)	–	–	(19)
Total other comprehensive income	(411)	–	–	(411)
Total comprehensive income	2,653	–	45	2,698

Transactions with owners
Dividends	(2,288)	–	(26)	(2,314)
Distributions on other equity instruments, net of tax	(237)	–	–	(237)
Issue of ordinary shares	56	–	–	56
Treasury shares and employee award schemes	175	–	–	175
Changes in non-controlling interests	–	–	9	9
Total transactions with owners	(2,294)	–	(17)	(2,311)

Balance at 30 September 2017	43,379	5,355	468	49,202

Balance at 1 July 2017	42,513	5,355	478	48,346

Profit for the period	1,466	–	4	1,470
Other comprehensive income
Post-retirement defined benefit pension schemeremeasurements, net of tax	435	–	–	435
Movements in revaluation reserve in respect ofavailable-for-sale financial assets, net of tax	(41)	–	–	(41)
Gains and losses attributable to own credit risk, net of tax	7	–	–	7
Movements in cash flow hedging reserve, net of tax	(334)	–	–	(334)
Currency translation differences and other	(12)	–	–	(12)
Total other comprehensive income	55	–	–	55
Total comprehensive income	1,521	–	4	1,525

Transactions with owners
Dividends	(720)	–	(26)	(746)
Distributions on other equity instruments, net of tax	(79)	–	–	(79)
Issue of ordinary shares	9	–	–	9
Treasury shares and employee award schemes	135	–	–	135
Changes in non-controlling interests	–	–	12	12
Total transactions with owners	(655)	–	(14)	(669)

Balance at 30 September 2017	43,379	5,355	468	49,202

2.
Reconciliation between statutory and underlying basis results

The tables below set out the reconciliation from the statutory results to the underlying basis results.

		Removal of:
		Volatility			Other
	Statutory	and other	Insurance		conduct	Underlying
	basis	items1,2	gross up3	PPI	provisions	basis
	£m	£m	£m	£m	£m	£m
Nine months to 30 September 2017

Net interest income	8,206	175	736	–	–	9,117
Other income, net of insurance claims	5,794	(209)	(809)	–	–	4,776
Total income	14,000	(34)	(73)	–	–	13,893
Operating lease depreciation		(769)	–	–	–	(769)
Net income	14,000	(803)	(73)	–	–	13,124
Operating expenses4	(9,051)	1,369	73	1,050	540	(6,019)
Impairment	(454)	(84)	–	–	–	(538)
Profit before tax	4,495	482	–	1,050	540	6,567

Nine months to 30 September 2016

Net interest income	6,857	200	1,573	–	–	8,630
Other income, net of insurance claims	5,995	211	(1,701)	–	15	4,520
Total income	12,852	411	(128)	–	15	13,150
Operating lease depreciation		(669)	–	–	–	(669)
Net income	12,852	(258)	(128)	–	15	12,481
Operating expenses4	(9,041)	1,359	128	1,000	595	(5,959)
Impairment	(546)	97	–	–	–	(449)
Profit before tax	3,265	1,198	–	1,000	610	6,073

1
Nine months to 30 September 2017 comprises the effects of asset sales (gains of £50 million); volatile items (gains of £221 million); liability management (losses of £15 million); the amortisation of purchased intangibles (£64 million); restructuring costs (£469 million, comprising severance costs relating to the Simplification programme, the rationalisation of the non-branch property portfolio, the work on implementing the ring-fencing requirements and the integration of MBNA); and the fair value unwind and other items (losses of £205 million).

2
Nine months to 30 September 2016 comprises the write-off of the ECN embedded derivative and premium paid on redemption of the remaining notes in the first quarter (loss of £790 million); the effects of asset sales (gain of £290 million); volatile items (loss of £30 million); liability management (gain of £133 million); the fair value unwind (loss of £156 million); the amortisation of purchased intangibles (£255 million); and restructuring costs (£390 million, principally comprising the severance related costs related to phase II of the Simplification programme).

3
The Group’s insurance businesses’ income statements include income and expenditure which are attributable to the policyholders of the Group’s long-term assurance funds. These items have no impact in total upon the profit attributable to equity shareholders and, in order to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

4	The statutory basis figure is the aggregate of operating costs and operating lease depreciation.

3.
Banking net interest margin
	Nine	Nine
	months	months
	ended	ended
	30 Sept	30 Sept
	2017	2016
	£m	£m

Group net interest income – statutory basis	8,206	6,857
Insurance gross up	736	1,573
Volatility and other items	175	200
Group net interest income – underlying basis	9,117	8,630
Non-banking net interest expense	106	272
Banking net interest income – underlying basis	9,223	8,902

Average interest-earning assets	£433.4bn	£436.6bn

Banking net interest margin	2.85%	2.72%

4.
Return on tangible equity

	Nine	Nine
	months	months
	ended	ended
	30 Sept	30 Sept
	2017	2016
	£bn	£bn
Underlying return on tangible equity
Average shareholders' equity	43.3	42.7
Average intangible assets	(4.4)	(3.9)
Average tangible equity	38.9	38.8

Underlying profit after tax (£m)	4,831	4,420
Add back amortisation of intangible assets (post tax) (£m)	160	181
Less profit attributable to other equity holders (£m)	(237)	(246)
Less profit attributable to non-controlling interests (£m)	(45)	(76)
Adjusted underlying profit after tax	4,709	4,279

Underlying return on tangible equity	16.2%	14.8%

Statutory return on tangible equity
Group statutory profit after tax (£m)	3,109	2,076
Add back amortisation of intangible assets (post tax) (£m)	160	181
Add back amortisation of purchased intangible assets (post tax) (£m)	68	260
Less profit attributable to other equity holders (£m)	(237)	(246)
Less profit attributable to non-controlling interests (£m)	(45)	(76)
Adjusted statutory profit after tax	3,055	2,195

Statutory return on tangible equity	10.5%	7.6%

5.
Quarterly underlying basis information

	Quarter	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended	ended
	30 Sept	30 June	31 Mar	31 Dec	30 Sept
	2017	2017	2017	2016	2016
	£m	£m	£m	£m	£m

Net interest income	3,192	2,997	2,928	2,805	2,848
Other income	1,428	1,866	1,482	1,545	1,427
Total income	4,620	4,863	4,410	4,350	4,275
Operating lease depreciation	(274)	(263)	(232)	(226)	(241)
Net income	4,346	4,600	4,178	4,124	4,034
Operating costs	(2,001)	(2,050)	(1,968)	(2,134)	(1,918)
Impairment	(270)	(141)	(127)	(196)	(204)
Underlying profit	2,075	2,409	2,083	1,794	1,912
Market volatility and asset sales	120	124	12	46	265
Amortisation of purchased intangibles	(26)	(15)	(23)	(85)	(87)
Restructuring costs	(148)	(164)	(157)	(232)	(83)
Fair value unwind and other items	(70)	(74)	(61)	(75)	(46)
PPI provision	–	(700)	(350)	–	(1,000)
Other conduct provisions	–	(340)	(200)	(475)	(150)
Statutory profit before tax	1,951	1,240	1,304	973	811

Banking net interest margin	2.90%	2.83%	2.80%	2.68%	2.69%
Average interest-earning assets	£438.3bn	£431.0bn	£430.9bn	£434.0bn	£435.9bn
Cost:income ratio	46.0%	44.6%	47.1%	51.7%	47.5%
Asset quality ratio	0.24%	0.13%	0.12%	0.17%	0.18%

6.
Tangible net assets per share

The table below shows the reconciliation between the Group’s shareholders’ equity and its tangible net assets.

	At 30 Sept	At 30 June	At 31 Dec
	2017	2017	2016
	£m	£m	£m

Shareholders’ equity	43,379	42,513	43,020
Goodwill	(2,299)	(2,299)	(2,016)
Intangible assets	(2,599)	(2,536)	(1,681)
Purchased value of in-force business	(314)	(323)	(340)
Other, including deferred tax effects	277	283	170
Tangible net assets	38,444	37,638	39,153

Ordinary shares in issue, excluding Own shares	71,920m	71,871m	71,413m
Tangible net assets per share	53.5p	52.4p	54.8p

CAPITAL AND LEVERAGE DISCLOSURES

	Transitional		Fully loaded
	At 30 Sept	At 31 Dec	At 30 Sept	At 31 Dec
	2017	2016	2017	2016
Capital resources	£ million	£ million	£ million	£ million
Common equity tier 1
Shareholders’ equity per balance sheet	43,379	43,020	43,379	43,020
Deconsolidation adjustments1	1,561	1,342	1,561	1,342
Other adjustments	(2,414)	(3,893)	(2,414)	(3,893)
Deductions from common equity tier 1	(12,007)	(11,185)	(12,007)	(11,185)
Common equity tier 1 capital	30,519	29,284	30,519	29,284

Additional tier 1 instruments	8,075	8,626	5,320	5,320
Deductions from tier 1	(1,291)	(1,329)	–	–
Total tier 1 capital	37,303	36,581	35,839	34,604

Tier 2 instruments and eligible provisions	10,342	11,113	7,307	7,918
Deductions from tier 2	(1,635)	(1,571)	(2,926)	(2,900)
Total capital resources	46,010	46,123	40,220	39,622

Total risk-weighted assets	217,014	215,534	217,014	215,534

Leverage2
Statutory balance sheet assets			810,962	817,793
Deconsolidation, qualifying central bank claims and other adjustments1			(205,077)	(210,880)
Off-balance sheet items			57,860	58,685
Total exposure measure			663,745	665,598
Average exposure measure5			666,666

CRD IV exposure measure3			709,976	707,108

Ratios
Common equity tier 1 capital ratio	14.1%	13.6%	14.1%	13.6%
Tier 1 capital ratio	17.2%	17.0%	16.5%	16.1%
Total capital ratio	21.2%	21.4%	18.5%	18.4%
UK leverage ratio4			5.4%	5.2%
Average UK leverage ratio5			5.3%
CRD IV leverage ratio			5.0%	4.9%

1	Deconsolidation adjustments relate to the deconsolidation of certain Group entities for regulatory capital and leverage purposes, being primarily the Group’s Insurance business.
2	Calculated in accordance with the UK Leverage Ratio Framework which requires qualifying central bank claims to be excluded from the leverage exposure measure.
3	Calculated in accordance with CRD IV rules which include central bank claims within the leverage exposure measure.
4	The countercyclical leverage buffer is currently nil.
5
The average UK leverage ratio is based on the average of the month end tier 1 capital and exposure measures over the quarter (1 July 2017 to 30 September 2017). The average of 5.3 per cent compares to 5.2 per cent at the start and 5.4 per cent at the end of the quarter, primarily reflecting a strengthening of the tier 1 capital position over the quarter.

OTHER MATTERS

Ring-fencing programme
Good progress continues to be made with the implementation of the Group’s ring-fencing programme, including the creation of the non-ring-fenced bank, Lloyds Bank Corporate Markets (LBCM). As previously indicated, as a simple, UK retail and commercial bank, the impact on the Group is relatively limited and there will be minimal impact for the majority of the Group’s retail and commercial customers.

Further details on the programme are available on the Group’s website at www.lloydsbankinggroup.com/ringfencing. This includes details of the Group structure, the court process for the transfer of relevant business to LBCM and, from early December, details of how anyone who thinks the Group’s implementation of ring-fencing changes may negatively affect them has the right to participate in the court process.

Pillar 3
The European Banking Authority published revised guidelines on Pillar 3 disclosure formats and frequency in December 2016. The guidelines require specific disclosures to be published on a quarterly basis which the Group has provided through a separate report (‘Q3 2017 Interim Pillar 3 Report’), a copy of which is located at www.lloydsbankinggroup.com/investors/financial-performance/other-disclosures

APPENDIX

Summary of alternative performance measures
The Group calculates a number of metrics that are used throughout the banking and insurance industries, on an underlying basis. A description of these measures and their calculation is set out below.

Asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers after releases and write-backs, expressed as a percentage of average gross loans and advances to customers for the period

Banking net interest margin	Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross banking interest-earning assets for the period
Cost:income ratio	Operating costs as a percentage of net income calculated on an underlying basis
Gross asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers before releases and write-backs, expressed as a percentage of average gross loans and advances to customers for the period

Impaired loans as a percentage of closing advances	Impaired loans and advances to customers adjusted to exclude Retail and Consumer Finance loans in recoveries, expressed as a percentage of closing gross loans and advances to customers
Loan to deposit ratio	Loans and advances to customers net of allowance for impairment losses and excluding reverse repurchase agreements divided by customer deposits excluding repurchase agreements
Operating jaws	The difference between the period on period percentage change in net income and the period on period change in operating costs calculated on an underlying basis
Return on risk-weighted assets	Underlying profit before tax divided by average risk-weighted assets
Return on tangible equity
Statutory profit after tax adjusted to add back amortisation of intangible assets, and to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets

Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the weighted average number of ordinary shares in issue
Underlying profit	Statutory profit adjusted for certain items as detailed in the Basis of Presentation
Underlying return on tangible equity
Underlying profit after tax at the standard UK corporation tax rate adjusted to add back amortisation of intangible assets, and to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the nine months ended 30 September 2017.
Statutory basis: Statutory information is set out on page 9. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance.
-losses on redemption of the Enhanced Capital Notes and the volatility in the value of the embedded equity conversion feature;
-     market volatility and asset sales, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements and that arising in the insurance businesses and insurance gross up;
-the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;
-   restructuring costs, comprising severance related costs relating to the Simplification programme, the costs of implementing regulatory reform and ring-fencing, the rationalisation of the non-branch property portfolio and the integration of MBNA; and
-   payment protection insurance and other conduct provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the nine months ended 30 September 2017 to the nine months ended 30 September 2016, and the balance sheet analysis compares the Group balance sheet as at 30 September 2017 to the Group balance sheet as at 31 December 2016.
MBNA: MBNA’s results and balance sheet have been consolidated with effect from 1 June 2017.
Alternative performance measures: The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position on pages 1 to 8. Further information on these measures is set out on page 16.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates (including low or negative rates), exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, instability as a result of the exit by the UK from the European Union (EU) and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain seniormanagement and other employees; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicablelaw or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@lloydsbanking.com

Edward Sands
Director of Investor Relations
020 7356 1585
edward.sands@lloydsbanking.com

CORPORATE AFFAIRS
Fiona Laffan
Group Corporate Communications Director
020 7356 2081
fiona.laffan@lloydsbanking.com

Copies of this interim management statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc

 (Registrant)

By: Douglas Radcliffe

Name: Douglas Radcliffe

Title: Group Investor Relations Director

Date: 25 October 2017